CUSIP No:	871562203

1)	Reporting Person
	& SS# or Tax ID:	Andrew M. Lassak	SS#	000-00-0000

2)  Check Correct Box
	if Member of Group:	(a) /  /	(b) /  /

3)  SEC Use only

4)	Source of Funds:	/ WC /

5)  Check if Disclosure of
	Legal Proceedings Required
	by Items 2(d) or 2(e):	/  /

6)  Citizenship or
	Co.'s Location:	USA

No. Shares Beneficially
Owned by Filer, With...

7)	Sole Voting Power:	334,481

8)  Shared Voting Power:

9)	Sole Dispositive Power:	334,481

10)	Shared Dispositive Power:

11)  Aggregate Beneficially
	Owned by Filer:

12)  Check if Amount in (11)
	Excludes Certain Shares:	/  /

13)  Percent of Class
	by Amount in (11): 	/5.58 % /*

14)  Type of Filer:	Andrew M. Lassak	IN





Item 1.	SECURITY AND ISSUER

	The classes of securities to which this Schedule 13D relate are common shares, of Community Medical Transport,INC. ("CMTI"), whose principle offices are located at 4 Gannet Drive
White Plains New York 10604.



Item 2.	IDENTITY AND BACKGROUND

	(a)-(c),(f) This statement is being filed by Andrew M. Lassak (the filer), 7 St. Cloud Lane, Boca Raton, FL 33431. The filer is employed by Joseph Charles and Associates, Inc. (JCA), located at 2500 N. Military Trail Suite 300, Boca Raton, Florida 33431. JCA is an investment banking firm which makes markets in NASD securities.
Mr. Lassak is an account executive at JCA whose primary duties involve buying and selling small cap securities for institutional clients. Mr. Lassak is a U.S. citizen.

	(d)-(e) Mr. Lassak has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Mr. Lassak has purchased Community Medical Transport Inc. common shares through open market transactions.


Item 4.	PURPOSE OF THE TRANSACTION

	The filer has acquired common shares as an investment.
Mr. Lassak intends to review on a continuing basis his investments in Community Medical Transport Inc. common stock,
Community's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Lassak may purchase additional Community Medical Transport shares in the open market, in privately-negotiated transactions, and/or any other means. Additionally, he may dispose of Community Medical Transport securities either in the open market, in privately-negotiated transactions, and/or by other means.


Item 5.	INTEREST IN SECURITIES OF THE ISSUER

	(a)(b) As of September 5 1998 , Mr. Lassak owns 334,481 shares, Community Medical Transport 10Q dated June 30 1998 report 5,993,652 outstanding as of June 30, 1998. Based on this number, Mr.
Lassak owns approximately 5.58% of the Community Medical Transport Inc.

	(c) Between december 18,1996 to August 28 1998,purchased 334,381 common shares in the open market at prices from $3.40 to $.053 per share.


Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	Mr. Lassak has no contract, arrangement, understanding or relationship with any other person with respect to any securities of Synagro including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Not applicable.


		SIGNATURE

	After due inquiry, and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





	Andrew M. Lassak	9/18/98